BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Board of Managers
BNY Mellon Capital Markets, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets, LLC (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 1986.

New York, New York
February 28, 2024

BNY MELLON CAPITAL MARKETS, LLC
(An Indirectly Wholly Owned Subsidiary of BNY Mellon)

Statement of Financial Condition

December 31, 2023

Assets

Assets:		
Cash	$	1,448,973
Cash segregated for regulatory purposes		25,569,604
Receivable from broker-dealers and clearing organizations		245,503,572
Receivable from customers		19,994,536
Securities purchased under agreements to resell, net		2,851,635,500
Securities owned, at fair value (includes $2,970,385,812 pledged as collateral)		3,475,044,639
Derivative assets, net		7,087,208
Fees receivable		2,990,338
Interest receivable		12,108,432
Receivable from affiliates		19,247
Furniture, equipment, and leasehold improvements, at cost, (net of accumulated depreciation and amortization of $2,641,714)		62,257
Software and intangibles at cost (net of accumulated amortization of $13,711,416)		4,925,754
Deferred tax asset, net		6,065,256
Other assets		2,689,784
Total assets	$	6,655,145,100

Liabilities and Member's Equity

Liabilities:		
Securities sold under agreements to repurchase, net	$	3,214,887,500
Payable to broker-dealers and clearing organizations		476,762,636
Payable to customers		10,450,869
Securities sold, not yet purchased, at fair value		2,508,014,001
Derivative liabilities, net		46,750,712
Payable to affiliates		5,428,587
Interest payable		5,198,495
Accrued compensation and other expenses		9,557,893
Other liabilities		5,470,578
Total liabilities		6,282,521,271
Member's equity		372,623,829
Total liabilities and member's equity	$	6,655,145,100

See accompanying notes to Statement of Financial Condition.

BNY MELLON CAPITAL MARKETS, LLC
(An Indirect Wholly Owned Subsidiary of BNY Mellon)

Notes to Statement of Financial Condition

December 31, 2023

(1) Organization

BNY Mellon Capital Markets, LLC (the Company), is a wholly owned subsidiary of BNY Capital Markets Holdings, Inc. (the Parent), which in turn, is a wholly owned subsidiary of The Bank of New York Mellon Corporation (BNY Mellon). The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is also a member of the Municipal Securities Rule Making Board (MSRB) and Securities Investor Protection Corporation (SIPC).

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution, and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation. These securities products are not deposits or other obligations of BNY Mellon, are not guaranteed by BNY Mellon, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions through Pershing LLC (Pershing), an affiliate broker-dealer, on a fully disclosed basis, except for mortgage-backed securities, United States treasuries and federal agency debentures, which are cleared by the Company, and futures, which are cleared by Citigroup Global Markets, Inc. (Citi).

(2) Summary of significant accounting policies

(a) Financial statement presentation

The Company maintains its records in United States dollars. These financial statements are prepared in accordance with U.S. generally accepted accounting principles.

(b) Use of estimates

The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the Statement of Financial Condition and accompanying footnotes. Management believes that the estimates utilized in the Statement of Financial Condition are reasonable. Actual results could differ from these estimates. Market conditions could increase the risk and complexity of the judgments in these estimates.

(c) Restricted cash

Cash on deposit for the exclusive benefit of customers in accordance with SEC Rule 15c3-3, which is reported on the Statement of Financial Condition as Cash segregated for regulatory purposes, is considered restricted cash. Cash on deposit with clearing organizations, which is reported on the Statement of Financial Condition as Receivable from broker-dealers and clearing organizations, is also considered restricted cash.

(d) Receivables from and Payables to Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations include amounts receivable from clearing organizations relating to pending and/or unsettled transactions, clearing deposits, and securities failed

to deliver. Payables to broker-dealers and clearing organizations include amounts payable to clearing organizations relating to pending and/or unsettled securities trading activity, margin borrowings and securities failed to receive. Securities failed to deliver and Securities failed to receive represent sales and purchases of securities by the Company, but for which it has not delivered or received the securities on settlement date. Such transactions are initially measured at the sale or purchase price plus any accrued interest.

(e) *Receivable from and Payable to customers*

Receivable from and Payable to customers represent amounts due from/to customers, primarily related to unsettled securities transactions which are reported net by customer.

(f) *Securities received from customers*

Securities received from customers in lieu of cash margin are not reflected in the Statement of Financial Condition as the Company does not own such securities and they may only be sold or hypothecated to the extent the Company requires the equivalent funds to meet regulatory or counterparty requirements.

(g) *Securities owned and Securities sold, not yet purchased*

Financial instruments such as securities owned and securities sold, not yet purchased, are stated at fair value the Statement of Financial Condition. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models. Financial model-based pricing uses inputs of observable prices, where available, including interest rates, credit spreads, and other factors.

Securities sold, not yet purchased, represent obligations to deliver specified securities. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

(h) *Derivative contracts*

Derivatives are stated at fair value on the Statement of Financial Condition. Derivatives in unrealized gain positions are recognized as assets while derivatives in unrealized loss positions are recognized as liabilities. Derivatives are reported net by counterparty and after consideration of cash collateral, to the extent they are subject to legally enforceable netting agreements. Derivatives include forward settling trades such as when-issued and to-be-announced ("TBA") securities, listed futures contracts, options on futures and total return swaps which are recorded on a trade date basis. The fair value of such financial instruments is generally based on listed market prices. For financial instruments where prices from recent exchange transactions are not available, the Company determines fair value based on discounted cash flow analysis, comparison to similar instruments and the use of financial models.

(i) *Fair value measurement*

Fair value is defined under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 820, *Fair Value Measurement*, as the price that would be received to sell an

asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It establishes a hierarchy of inputs for measuring fair value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in active markets for similar instruments, quoted prices in inactive markets for identical or similar instruments, other observable inputs (interest rates and yield curves) or inputs other than quoted prices that are derived from/corroborated by observable market data.
Level 3 inputs	Best information available when no observable market activity or observable inputs for the asset or liability exist at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange-traded securities, derivatives, and prices quoted by independent brokers and dealers for U.S. government and other over-the-counter securities and derivatives.

In valuing level 3 securities, if any exist, the Company first looks to current prices (any price not greater than 30 days old) with substantial size for similar securities. If no price is available, the Company utilizes model-based pricing, which takes into account the expected cash flows and credit quality of the financial instrument. See footnote 9 for more information.

(j) *Securities purchased under agreements to resell and Securities sold under agreements to repurchase*

Securities purchased under agreements to resell and Securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. The Company nets eligible repurchase agreements and resale agreements in the Statement of Financial Condition in accordance with ASC Subtopic 210-20*, Balance Sheet - Offsetting.* See footnote 10 for more information.

It is the Company's policy to take possession of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. Once pledged, these securities are considered encumbered securities. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

In the normal course of business, the Company obtains securities under resale agreements on terms that permit it to re-pledge or resell the securities to others.

Interest is accrued on securities purchased under agreements to resell and securities sold under agreements to repurchase contract amounts and are included in the respective lines on the Statement of Financial Condition.

(k) *Furniture, equipment, leasehold improvements, software and intangibles*

Furniture, equipment, and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the

respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease. Software is depreciated over a five year period and intangibles are amortized over an eighteen year period.

(l) *Income taxes*

The Company is included in the consolidated federal and combined state and local income tax returns filed by BNY Mellon. In addition, the Company files stand-alone tax returns in certain jurisdictions including Pennsylvania. Income taxes are calculated using the modified separate return method, and the amount of current tax expense or benefit is either remitted to or received from BNY Mellon, pursuant to a tax sharing agreement between BNY Mellon and the Company.

The Company accounts for income taxes in accordance with FASB ASC 740, *Incomes Taxes*, which generally requires the recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets are more likely than not to be realized.

In accordance with ASC Topic 740, *Income Taxes*, the Company uses a two-step approach in recognizing and measuring its uncertain tax benefits whereby it is first determined if the tax position is more likely than not to be sustained under examination. If the tax position meets the more likely than not threshold, the position is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. A tax position that fails to meet the more likely than not recognition threshold will result in either a reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(m) *Leasing*

The Company determines if an arrangement is a lease at inception. Right-of-use ("ROU") assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments. The ROU assets and lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date or at lease modification date for certain lease modifications. For all leases, the Company uses a rate that represents a collateralized incremental borrowing rate based on similar terms and information available at lease commencement date or at the modification date for certain lease modifications in determining the present value of lease payments. In addition to the lease payments, the determination of an ROU asset may also include certain adjustments related to lease incentives and initial direct costs incurred. Options to extend or terminate a lease are included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option.

Lease expense for operating leases is recognized on a straight-line basis over the lease term, while the lease expense for finance leases is recognized using the effective interest method. ROU assets are reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. For operating leases, if deemed impaired, the ROU asset is written down and the remaining balance is subsequently amortized on a straight-line basis which results in lease expense recognition that is similar to finance leases. The Company is not a party to any leases at December 31, 2023.

(n) *Expected Credit Losses*

In accordance with FASB ASC 326-20, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*, the Company has recorded a credit reserve of $11,175 included in Other liabilities on the Statement of Financial Condition. Credit reserves were established based on expected credit loss models and approaches that include consideration of multiple forecast scenarios, unfunded off-balance sheet commitments and other methodologies. Under ASC 326, the Company has elected to use the collateral maintenance provision practical expedient for its collateralized financing agreements..

(3)   **Securities owned and Securities sold, not yet purchased, at fair value**

Securities owned and securities sold, not yet purchased, at fair value, consist of the following at December 31, 2023:

		Securities owned	Securities sold, not yet purchased
Corporate and sovereign debt securities	$	156,581,027	11,038,962
U.S. treasury obligations		1,209,355,222	2,494,499,413
U.S. government agencies		88,773,470	-
Agency mortgage-backed securities		1,610,499,920	-
State and municipal obligations		145,446,131	118,568
Certificates of deposit		5,113,993	-
Commercial paper		248,535,460	-
Equity securities		10,739,416	2,357,058
	$	3,475,044,639	2,508,014,001

(4)   Receivable from and Payable to broker-dealers and clearing organizations and customers

Receivable from and payable to broker-dealers and clearing organizations and customers consist of the following at December 31, 2023:

		Receivable	Payable
Receivable from/payable to clearing brokers	$	2,023,641	397,100,394
Securities failed-to-deliver/receive - broker-dealers		100,764,975	79,662,242
Trades pending settlement		84,949,067	-
Deposits at clearing organizations		57,765,889	-
Receivable from and Payable to broker-dealers and clearing organizations		245,503,572	476,762,636
Collateral receivable from/payable to customers		-	1,447,927
Receivable from/payable to customers		19,994,536	9,002,942
Receivable from and Payable to customers	$	19,994,536	10,450,869

The Company clears its customer facilitation transactions, with the exception of mortgage-backed securities, United States treasuries, and federal agency debentures through Pershing on a fully disclosed basis. Pershing, an affiliated broker dealer, clears all transactions except the aforementioned and futures transactions, which are cleared through Citi. The amount receivable from clearing broker is due from Citi, and amount payable to the clearing broker is due to Pershing and is primarily comprised of a margin loan payable for securities owned and financed.

Securities fail-to-receive and fail-to-deliver from brokers represent unsettled trades which are past settlement date that either the Company has not received payment (or delivered securities), or the Company has not received securities (or made payment).

Trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2023 approximates the amounts owed.

The Deposits at clearing organizations represents balances on deposit that are required in order to do business and are reviewed periodically.

The Company receives and pays collateral against open contractual commitments. Cash collateral is reflected in the financial statements. Non-cash collateral is not reflected in the financial statements.

The Company minimizes credit risk by monitoring counterparty credit exposure and collateral values on a daily basis. The Company requires additional collateral to be deposited or returned, and likewise, counterparties request and return collateral as deemed necessary.

(5) **Furniture, equipment, and leasehold improvements**

Software and intangibles consist of the following as of December 31, 2023:

Furniture and office equipment	$	1,695,700
Computer equipment		1,008,271
		2,703,971
Less accumulated depreciation		2,641,714
Furniture, equipment, leasehold improvements, net	$	62,257

Software	$	18,637,170
Less accumulated amortization		13,711,416
Software and intangibles, net	$	4,925,754

(6) **Securities purchased under agreements to resell and Securities sold under agreements to repurchase**

At December 31, 2023, the Company had received securities with a fair value of $2,998,131,177 as collateral for the counterparty's obligation for securities purchased under agreements to resell of $2,851,635,500. These particular transactions are primarily overnight contracts for U.S. treasuries, in which the principal values are reset regularly.

At December 31, 2023, the Company had pledged securities with a fair value of $3,432,620,254 as collateral for its obligation for securities sold under agreements to repurchase of $3,214,887,500.

(7) **Line of credit**

The Company maintains an uncommitted line of credit of $1 billion with BNY Mellon IHC, LLC. The line of credit is used to finance the Company's trading business. Principal is payable on demand. None of the line was in use at December 31, 2023.

(8) **Related-party transactions**

The Company conducts recurring business with affiliated entities including significant financing and operating transactions. During the year ended December 31, 2023, such transactions included purchases of securities under agreements to resell and other advisory services. The affiliates also provide legal, tax, banking, data processing, rent, and other administrative support services to the Company pursuant to cost sharing agreements between the Company and BNY Mellon and affiliates.

As of December 31, 2023, the Company had fees receivable from affiliate of $60,000 for the issuance of affiliate debt.

At December 31, 2023 the margin balance payable to Pershing was $319,100,394 and is included in Payable to brokers-dealers and clearing organizations. The contract price of trades pending settlement at Pershing will become part of the margin balance upon settlement. See footnote 4 for additional information.

As of December 31, 2023, amounts payable to affiliates of $5,428,587 consists of payables related to accounts payable processing and intercompany service payments made by an affiliate on behalf of the Company including income tax.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2023:

Assets:		
Cash	$	1,448,973
Fees receivable		60,000
Receivable from affiliates		19,247
Total assets	$	1,528,220
Liabilities:		
Payable to broker-dealers and clearing organizations	$	397,100,394
Payable to affiliates		5,428,587
Total liabilities	$	402,528,981

(9)   Financial instruments

a) *Fair value*

In accordance with FASB ASC Topic 820, *Fair Value Measurement,* the Company groups its financial assets and liabilities measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value.

Level 1: Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets. Level 1 assets and liabilities include certain debt equity securities, derivative financial instruments actively traded on exchanges and highly liquid government bonds

Level 2: Observable inputs other than Level 1 prices, for example, quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the financial instrument. Level 2 assets and liabilities included debt instruments that are traded less frequently than exchange-traded securities and derivative financial instruments whose model inputs are observable in the market or can be corroborated by market-observable data.   Examples in this category are MBS, corporate debt securities and over-the-counter ("OTC") derivative contracts.

Level 3: Inputs top the valuation methodology are unobservable and significant to the fair value measurements.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2023 are as follows:

		Assets at fair value as of December 31, 2023			
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities owned, at fair value:					
Corporate and sovereign debt securities	$ -	156,581,027	-	-	156,581,027
U.S. treasury obligations	1,209,355,222	-	-	-	1,209,355,222
U.S. government agencies	-	88,773,470	-	-	88,773,470
Agency mortgage-backed securities	-	1,610,499,920	-	-	1,610,499,920
State and municipal obligations	-	145,446,131	-	-	145,446,131
Certificates of deposit	-	5,113,993	-	-	5,113,993
Commercial paper	-	248,535,460	-	-	248,535,460
Equity securities	10,739,416	-	-	-	10,739,416
Total securities owned, at fair value	1,220,094,638	2,254,950,001	-	-	3,475,044,639
Derivative assets, at fair value					
Fixed Income Forwards	-	14,456,264	-	(7,402,756)	7,053,508
Equity derivatives	24,000	-	-	-	24,000
Interest rate derivatives	9,700	-	-	-	9,700
Total derivative assets, at fair value	33,700	14,456,264	-	(7,402,756)	7,087,208
Total fair valued assets	$ 1,220,128,338	2,269,406,265	-	(7,402,756)	3,482,131,847

[1] Includes the effect of netting agreements and net cash collateral received.

		Liabilities at fair value as of December 31, 2023			
	Level 1	Level 2	Level 3	Netting [1]	Total
Securities sold, not yet purchased, at fair value:					
Corporate and sovereign debt securities	$ -	11,038,962	-	-	11,038,962
U.S. treasury obligations	2,494,499,413	-	-	-	2,494,499,413
State and municipal obligations	-	118,568	-	-	118,568
Equity securities	2,357,058	-	-	-	2,357,058
Total securities sold, not yet purchased, at fair value	2,496,856,471	11,157,530	-	-	2,508,014,001
Derivative liabilities, at fair value					
Fixed Income Forwards	-	50,291,857	-	(3,598,746)	46,693,111
Interest rate derivatives	57,601	-	-	-	57,601
Total derivative liabilities, at fair value	57,601	50,291,857	-	(3,598,746)	46,750,712
Total fair valued liabilities	$ 2,496,914,072	61,449,387	-	(3,598,746)	2,554,764,713

[1] Includes the effect of netting agreements and net cash collateral paid.

b) *Derivative instruments*

The Company enters into various transactions involving derivatives financial instruments. These financial instruments include futures, exchange-traded options, forward settling government/agency securities, and agency mortgage-backed securities including to-be-announced contracts (TBAs), and Total Return Swaps (TRS). These derivative instruments are used to manage exposure to market and interest rate risk.

Futures and forward settling mortgage-backed TBA, securities provide for the delayed delivery of the underlying instrument. As a seller of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. As a purchaser of options, the Company pays a premium in exchange for the right to buy or sell the security at a future date at a contracted price. The notional amounts for derivative financial instruments express the dollar volume of the transactions; however, credit risk is much smaller. Futures contracts are executed on an exchange, and cash settlement is transacted the next business day for the market movement. Accordingly, futures contracts generally have minimal credit risk. The counterparty credit risk on forward settling TBAs, ARMs, and CMO securities and options is limited to the unrealized fair value gains recorded in the Statement of Financial Condition. Market risk is substantially dependent upon the value of the underlying financial instrument and is affected by market forces such as volatility and changes in interest rates.

In June 2022, the Company entered into back-to-back TRS transactions between BNY Mellon and a third party. The duration of these transactions are six months in nature. These transactions are reset every six months and updated accordingly. The underlying assets for total return swaps include equity and fixed income indices securities.

The following table summarizes the notional amount and credit exposure of derivative instruments at December 31, 2023:

	Notional value (in thousands)	Derivative assets, at fair value	Derivative liabilities, at fair value
Forwards:			
Fixed Income Instruments	5,771,720	14,456,264	50,291,857
Interest Rate Derivatives:			
Secured Overnight Financing Rate $	223	7,200	49,788
Treasury	20,000	-	7,813
Secured Overnight Financing Rate	150	2,500	-
Equity Derivatives:			
Equity Index	17,000	24,000	-
Total gross derivatives, at fair value		$ 14,489,964	50,349,458
Impact of netting		(7,402,756)	(3,598,746)
Total net derivatives, at fair value		$ 7,087,208	46,750,712

c) *Financial Assets and Liabilities not measured at Fair Value*

The fair values of other financial assets and liabilities (consisting primarily of Receivable from and Payable to broker-dealers and clearing organizations; Receivable from and Payable to customers; Securities purchased under agreements to resell and Securities sold under agreements to repurchase) are considered to approximate their carrying amounts because they have limited counterparty credit risk and are short-term, replaceable on demand, and/or bear interest at market rates.

Summary of financial instruments

	Level 1	Level 2	Level 3	Total estimated fair value	Carrying amounts
Assets:					
Cash	$ 1,448,973	-	-	1,448,973	1,448,973
Cash segregated for regulatory purposes	25,569,604	-	-	25,569,604	25,569,604
Receivable from broker-dealers and clearing organizations	57,765,889	187,737,683	-	245,503,572	245,503,572
Receivable from customers	-	19,994,536	-	19,994,536	19,994,536
Securities purchased under agreements to resell, net	-	2,851,635,500	-	2,851,635,500	2,851,635,500
Fees receivable	-	2,990,338	-	2,990,338	2,990,338
Interest receivable	-	12,108,432	-	12,108,432	12,108,432
Receivable from affiliates	-	19,247	-	19,247	19,247
Total	$ 84,784,466	3,074,485,736	-	3,159,270,202	3,159,270,202
Liabilities:					
Securities sold under agreements to repurchase, net	$ -	3,214,887,500	-	3,214,887,500	3,214,887,500
Payable to broker-dealers and clearing organizations	-	476,762,636	-	476,762,636	476,762,636
Payable to customers	-	14,254,879	-	14,254,879	14,254,879
Payable to affiliates	-	5,428,587	-	5,428,587	5,428,587
Interest payable	-	5,198,495	-	5,198,495	5,198,495
Total	$ -	3,716,532,097	-	3,716,532,097	3,716,532,097

Fair value as of December 31, 2023

(10) Offsetting of assets and liabilities

The following tables present derivative assets and liabilities and financial instruments that are subject to an enforceable netting agreement.

Offsetting of Derivative Assets and Financial Instruments

(in thousands)	December 31, 2023			Gross amounts not offset in the statement of financial condition [1]		
	Gross assets recognized	Offset in the statement of financial condition	Net assets recognized in the statement of financial condition	Financial instruments	Cash collateral received	Net amount
Derivative assets subject to netting arrangements:						
Fixed income instruments	$ 14,456	(7,403)	7,053	-	-	7,053
Total derivative assets subject to netting arrangements:	14,456	(7,403)	7,053	-	-	7,053
Derivative assets not subject to netting arrangements:						
Interest rate derivatives	10	-	10	-	-	10
Equity derivatives	24	-	24	-	-	24
Total derivative assets not subject to netting arrangements:	34	-	34	-	-	34
Total derivative assets, at fair value	$ 14,490	(7,403)	7,087	-	-	7,087
Securities purchased under agreements to resell, subject to netting arrangements:	$ 3,000,832	(149,196)	2,851,636	(2,851,636)	-	-

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related assets presented in the statement of financial condition and therefore any over-collateralization of these assets are not included.

Offsetting of Derivative Liabilities and Financial Instruments

(in thousands)		December 31, 2023					
		Gross liabilities recognized	Offset in the statement of financial condition	Net liabilities recognized in the statement of financial condition	Gross amounts not offset in the statement of financial condition [1]: Financial instruments	Gross amounts not offset in the statement of financial condition [1]: Cash collateral received	Net amount
Derivative liabilities subject to netting arrangements:							
Fixed income instruments	$	50,292	(3,599)	46,693	-	-	46,693
Total derivative liabilities subject to netting arrangements:		50,292	(3,599)	46,693	-	-	46,693
Derivative liabilities not subject to netting arrangements:							
Interest rate derivatives		58	-	58	-	-	58
Total derivative liabilities not subject to netting arrangements:		58	-	58	-	-	58
Total derivative liabilities, at fair value	$	50,350	(3,599)	46,751	-	-	46,751
Securities sold under agreements to repurchase, subject to netting arrangements:	$	3,364,084	(149,196)	3,214,888	(3,214,888)	-	-

[1] The amount reported in collateral received and pledged (including cash) is limited to the amount of related liability presented in the statement of financial condition and therefore any over-collateralization of these liabilities are not included.

(11) Repurchase Agreements

The following table presents the fair value of collateral pledged under repurchase agreements by the type of collateral provided to counterparties.

Gross Liabilities Collateral Pledged and Contractual Maturity

		Overnight and Continuous	Less than 30 days	30-90 days	Total
Repurchase Agreements					
U.S. treasury obligations	$	1,053,617,971	14,887,500	592,504,726	1,661,010,197
U.S. government agencies		24,712,302	-	39,854,550	64,566,852
Agency mortgage-backed securities		1,020,866,102	-	617,640,724	1,638,506,826
Total Gross Liabilities Collateral Pledged	$	2,099,196,375	14,887,500	1,250,000,000	3,364,083,875

The Company's repurchase agreement transactions subject the Company to market risk, as any declines in the fair value of the securities that collateralize the repurchase agreement require the Company to pledge additional collateral based on predefined terms within the agreements.

(12) Collateral Arrangements

Under the Company's collateralized financing arrangements and other business activities, the Company either receives or provides collateral. As of December 31, 2023, the fair value of securities received and pledged as collateral is detailed in the tables below:

Source of available collateral - received:

Securities purchased under agreement to resell	$ 2,493,991,863

Use of available collateral - pledged:

Securities sold under agreement to repurchase	$ 2,918,703,812
Securities collateral pledged to clearing organizations	51,682,828
	$ 2,970,386,640

The Securities sold under agreements to repurchase and Securities purchased under agreements to resell transactions are generally documented under industry standard agreements that allow the prompt close-out of all transactions (including the liquidation of securities held) and the offsetting of obligations to return cash or securities by the non-defaulting party, following a payment default or other type of default under the relevant master agreement. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary. The counterparty that receives the securities in these transactions is generally unrestricted in its use of the securities, with the exception of transactions executed on a tri-party basis, where the collateral is maintained by a custodian and operational limitations may restrict its use of the securities. All collateral delivered to counterparties which collateralize Securities sold under agreement to repurchase transactions are considered encumbered assets.

(13) Regulatory Requirements

a) Cash and Securities Segregated under Federal and Other Regulations

The Company performs weekly computations to determine the reserve deposit requirements of the SEC under Rule 15c3-3. As of December 31, 2023, the Company had a $2,999,551 reserve deposit requirement. At December 31, 2023, cash of $25,569,604 has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the SEC.

b) *Net Capital Requirement*

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule, which requires the maintenance of minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer related transactions of $420,784, as defined.

As an introducing broker registered with the CFTC, the Company is also subject to the net capital requirements of Regulation 1.17 of the Commodities Exchange Act. Under Regulation 1.17, the Company is required to maintain the greater of adjusted net capital of $45,000 or the amount of net capital required by Rule 15c3-1.

At December 31, 2023, the Company had net capital of $281,842,702, which was $281,421,918 in excess of the minimum net capital required to be maintained at that date.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

(14) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of asset and liabilities. The Company has a gross deferred tax asset of $6,621,129 and a gross deferred tax liability of $555,872 at December 31, 2023. The deferred tax asset is primarily attributable to intangibles and the deferred tax liability is primarily attributable to depreciation. The net deferred tax asset is $ 6,065,257. The Company has not recorded a valuation allowance because management believes it is more likely than not that the Company's deferred tax assets will be realized.

Federal and state and local taxes payable of $1,591,425 and $235,366 respectively, are included in payable to affiliates on the Statement of Financial Condition. State taxes receivable of $222,894 are included in other assets on the Statement of Financial Condition.

BNY Mellon's federal consolidated income tax returns are closed to examination through 2016. The New York State and the New York City income tax returns are closed through 2014. The Company's New Jersey income tax returns are closed to examination through 2018.

(15) Financial Instruments and Related Risks

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligations. The Company conducts business with brokers and dealers that are members of the major securities exchanges.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company

may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2023 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the Statement of Financial Condition. Market fluctuations of securities owned may require sale at prices which differ from values reflected on the Statement of Financial Condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(16) Commitments and Contingencies

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants and regulatory matters. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing broker may sustain from the clients introduced by the Company. However, the transactions are collateralized by the underlying securities, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date.

BNY Mellon has been responding to a request for information from the SEC concerning compliance with recordkeeping obligations relating to business communications transmitted on unapproved electronic communication platforms. SEC Staff has stated that it is conducting similar inquiries into recordkeeping practices at other financial institutions. The Company is cooperating with the inquiry. In April 2023, the Company received a similar request from the CFTC and is cooperating with that inquiry as well.

As part of the Company's investment banking activities, the firm regularly enters in agreements which could create firm commitments on behalf of the Company and the issuer or underwriting group, which are generally short term in nature. These firm commitments are subject to the SEC's Net Capital rules and are reported on the Company's Net Capital Computation. As of December 31, 2023, the Company's Net Capital Computation reported firm commitment charges from underwriting activities of $396,022.

(17) Subsequent Events

The Company has evaluated whether any events or transactions occurred subsequent to the date of the financial statements and through February 28, 2024 and determined that there were no material events or transactions that would require recognition or disclosure in the financial statements.